Via Federal Express

February 27, 2009

Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: MDwerks, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed March 27, 2008
Amended April 11, 2008
File No. 333-118155

Dear Mr. Krikorian:

We have submitted today for filing a response to the comments we received from the SEC in the letter dated January 29, 2009 by Stephen Krikorian, Accounting Branch Chief.

For your convenience, we are sending you courtesy copies of the response via Federal Express.

Form 10-KSB for the Fiscal Year Ended December 31, 2007
Notes to Consolidated Financial Statements, page F-7
Note 4 – Notes Payable, page F-11

1.
We note your response to prior comment number 2 indicates that the preferred shares were redeemable at $2.25 per share which was significantly above the current market price of our stock at the time of issuance.  If you are suggesting that the conversion right is non-substantive, provide an analysis that supports that conclusion including your consideration of the conversion term and the volatility of your stock. See footnote 15 of SFAS 150.  However the preferred shares issued March 2008 appear to have conversion rights that are in-the-money and therefore would be substantive. If so then it would appear that your redeemable convertible Series B preferred stock issued in March 2008 should not be classified with liabilities as required by paragraph 5 of EITF 05-2 and paragraph A9 of SFAS 150 in light of the fact that the conversion option does not expire, but rather remains with the holder through maturity date of March 31, 2010.  Since the redemption is contingent upon the holder’s not exercising their option to convert the instrument into a fixed number of shares, you are required to follow the guidance in ASR 268 and Topic No. D-98.  That is, these instruments should be classified on the balance sheet between liabilities and permanent equity in a caption commonly referred to as “mezzanine” or “temporary” equity.

MDwerks, Inc.
1020 NW 6th Street – Suite I, Deerfield Beach, FL 33442
Tel (954) 389-8300   Fax (954) 427-5871

Response:

We will revise all future filings to properly report the redeemable convertible Series B preferred stock issued into “mezzanine” or “temporary” equity.  We plan to make an adjustment to our December 31, 2007 and December 31, 2008 balance sheets and related footnotes as part of our Form 10-K filing for the fiscal year ended December 31, 2008 in a format similar to the following example.  We have not restated the Form 10-Q’s for 2008 since we have very limited staff resources and believe this may cause an undue hardship for the Company and interfere with our ability to file the Form 10-K for the fiscal year ended December 31, 2008 by the March 31, 2009 due date.

Temporary equity:	2008	2007
Mandatorily Redeemable Convertible Series B Preferred Stock, $.001 par value, 1,250 shares authorized;1,000 shares issued and outstanding at December 31, 2008 and 250 shares authorized; 200 shares issued and outstanding at December 31, 2007, net	3,750,000	1,346,326
Total temporary equity	3,750,000	1,346,326

NOTE 7 — TEMPORARY EQUITY

To the extent that any shares of Series B Preferred Stock remain outstanding on March 31, 2010, each holder thereof shall have the option to either require us to redeem such holder’s shares of Series B Preferred Stock or convert such holder’s shares of Series B Preferred Stock into shares of Common Stock at the conversion price then in effect.  Since the redemption is contingent upon the holder’s not exercising their option to convert into a fixed number of shares, the Series B Preferred Stock is classified as temporary equity.

2.
We note your response to prior comment number 3.  Based on this response, it does not appear that you allocated the proceeds of the transactions based on the relative fair value method in accordance with paragraph 16 of APB 14.  Rather, it appears that your allocation method includes a summation of the total proceeds received with the calculated fair value of the warrants.  Please tell us how your accounting complies with paragraph 16 and explain to us how you determined the fair value of the debt (i.e., without the warrants issued to Gottbetter Capital Master, Ltd. On October 20, 2006 and November 9, 2006, used in your current calculations.  We also refer you to Issue 1 of EITF 00-27 for further guidance on allocation of relative fair value.  Provide calculations for the Series B Convertible Preferred Shares issued in March, 2008.

Response:

Paragraph 16 of APB 14 states that embedded features that are determined to be nonsubstantive at the issuance date shall not affect the expected life of the liability component.  Paragraph 9 provides guidance on assessing whether an embedded feature other than the conversion option (including an embedded prepayment option) shall be considered nonsubstantive at issuance for purposes of applying the guidance on paragraphs 7 and 15.

Paragraph 7 of APB 14 states that the issuer of convertible debt instrument within the scope of this APB shall first determine the carrying amount of the liability component by measuring the fair value of a similar liability (including any embedded features other than the conversion option) by deducting the fair value of the liability component from the initial proceeds ascribed to the convertible debt instrument as a whole.

Gottbetter Capital Master, Ltd. Debt Issued on October 20, 2006 and November 9, 2006

Based upon the above and the fair value discussion in EITF 00-27, the Company determined that the $5,000,000 carrying amount of the convertible debt instrument issued to Gottbetter Capital Master, Ltd. represented the approximate fair value of the debt based upon market value, excluding the warrants, and was, therefore, recorded at its face value.   Due to the Company recording a significant debt discount against the fair value to account for the warrants issued in conjunction with the debt, we did not reduce the notes payable fair value further.

Vicis Series B Convertible Preferred Shares Issued March 31, 2008

Underlying Calculations:

On March 31, 2008, we recorded the following entry to account for the creation of $7,500,000 Vicis Series B Convertible Preferred Stock and to pay off a short-term $250,000 Note Payable to Vicis:

Cash	$6,809,794
Deferred Costs	100,000
Interest Expense	15,206
Note Payable	575,000
New Temporary Equity		$7,500,000

Along with the restructuring of the original $2,500,000 Preferred Stock issued in 2007, the Company recorded a total of $10,000,000 of temporary equity.  Along with the March 31, 2008 Series B Convertible Preferred Stock, we issued 53,333,334 Series H Warrants at a $0.75 per share and recorded the Warrants as follows:

Debt Discount	$8,192,771
Paid In Capital		$8,192,771

The beneficial conversion feature had no intrinsic value at the date of issue and therefore no value was recorded. FMV represents the fair market value or closing price. Previously issued Series B Convertible Stock valued at $2,500,000 was combined with the $7,500,000 newly issued Series B Convertible Stock.  The calculations for recording the beneficial conversion feature and the warrants follow:

3/31/2008
Original
Issuance

Note Principal Amount (a)	$10,000,000
Conversion Rate (b)	$0.75
Conversion Shares (c)	13,333,333
FMV of Stock on Date of Issuance (d)	$0.90

# of Series H Warrants Issued	53,333,334
FMV Black-Scholes Value	$0.85
Warrants FMV (e)	$45,333,334
Total Theoretical Value (f=e+a)	$55,333,334
% Allocated to Warrants (g=f/e)	81.93%
FMV Warrants Discount (h=g*a)	$8,192,771

Allocation to Beneficial Conversion (i=a-h)	$1,807,229
Conversion Shares (c)	13,333,333
Effect Conversion Rate (j=i/c)	$0.14
FMV of Stock on Date of Issuance (d)	$0.90
Beneficial Feature per Conversion Share (k=d-j)	$0.76
Full Ben Feature no limit (l=k*c)	$10,192,771
Full Ben Feature limit (i)	$1,807,229
Total Discount (h)	$8,192,771

Very truly yours,

/s/ David M. Barnes

MDwerks, Inc. acknowledges the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities law of the United States.

Signature	Title	Date

/s/ David M. Barnes	Chief Executive Officer and Director	February 27, 2009
David M. Barnes	(Principal Executive Officer)

/s/ Vincent Colangelo	Chief Financial Officer and Secretary	February 27, 2009
Vincent Colangelo	(Principal Financial Officer)

MDwerks, Inc.
1020 NW 6th Street – Suite I, Deerfield Beach, FL 33442
Tel (954) 389-8300   Fax (954) 427-5871